April 8, 2025 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street NE Washington, D.C. 20549

Attn:	Peter McPhun Isaac Esquivel Ruairi Regan Dorrie Yale

Re:	Berto Acquisition Corp. Registration Statement on Form S-1 Submitted March 21, 2025 File No. 333-286023

Ladies and Gentlemen:

On behalf of our client, Berto Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above referenced Registration Statement on Form S-1 submitted on March 21, 2025 (the “Registration Statement”), contained in the Staff’s letter dated April 3, 2025 (the “Comment Letter”).

The Company has filed via EDGAR its Registration Statement on Form S-1/A (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-1

Cover Page

1.	We note your response and your revised disclosure on the cover page that the founder shares are identical to the shares being offered other than registration rights and transfer restrictions, but reissue prior comment 1. We note your disclosure on page 25 and on pages 154 and 157 continues to state that if you increase or decrease the size of the offering, you will effect a share dividend or share surrender to maintain the ownership of founder shares by your initial shareholders at 20% of the issued and outstanding shares upon the consummation of the offering. Please revise to disclose that the anti-dilution adjustment to the founder shares may result in material dilution of the public shares, as required by Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on the cover page and page 81 of the Amended Registration Statement.

Our Sponsor, page 14

2.	We note your response to comment 5; however, as noted in the comment above given your disclosure that if you increase or decrease the size of the offering, you will effect a share dividend or share surrender to maintain the ownership of founder shares by your initial shareholders at 20%, please revise the disclosure in this section to address the antidilution adjustment of the founder shares, as previously stated.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on pages 16 and 122 of the Amended Registration Statement.

Conflicts of Interest, page 39

3.	We note your revised disclosure that you expect that dMY Squared will have priority over you with respect to acquisition opportunities. However, we note that you continue to state that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete an initial business combination. Please revise such statement to reflect such conflicts or otherwise reconcile your disclosures.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on pages 13, 40, 77, 119 and 151 of the Amended Registration Statement.

Dilution, page 99

4.	Please expand your disclosure in response to prior comment 12 to address each particular source of dilution including from the cashless exercise of any private placement warrants and from the anti-dilution adjustment to the founder shares.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on pages 84 and 102 of the Amended Registration Statement.

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Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Harry You, Berto Acquisition Corp.